Exhibit 99.1

Lentuo International Inc. Provides Updates on New Beijing Traffic Control Measures

Beijing, China, December 27, 2010 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, today provides updates on Beijing’s new traffic control measures.

On December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, including the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations. Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government. Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system.  Purchasers of automobiles to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota. This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the quota for 2011 is 240,000, or 20,000 per month.  Other measures announced include increasing parking fees in certain city areas and capping of the total number of automobiles that can be purchased by Beijing municipal government agencies at 2010 levels.  The municipal government also indicated it may adopt additional measures to restrict the use of motor vehicles in main congested areas within the city during peak traffic times.

Mr. Hetong Guo, the chairman of Lentuo, commented, “Even though the new measures came as a surprise to our industry and are expected to adversely affect the growth of the automobile retail market in Beijing, we remain optimistic about the automobile market potential.  Based on the 2011 quota of 240,000 new licenses, we estimate that new car sales in Beijing in 2011 will be significantly lower than the record number of units sold of approximately 800,000 in 2010.  However, we believe a substantial amount of sales in 2011 will still be made to non-first-time buyers who purchase new cars to replace their old vehicles, which sales are not subject to the quota.  Moreover, according to the Provisional Regulations, the purchase orders placed to dealerships before December 24, 2010 will not be affected by the quota.  We believe the consumers in Beijing have factored in this new development and stepped up their purchase activities in the several days prior to the publication of the new measures.  Our dealerships have received a significantly higher number of orders in December of 2010, far exceeding the normal rate in previous periods.  We believe our sales and results of operations in the first quarter of 2011 will not be negatively affected by the new policy as a result of the substantial increase of purchase orders in December of 2010.   Furthermore, the net effect of the new measures is raising the costs of car usage in Beijing, which will have a more direct adverse impact on the low-end automobile market.  We expect the impact of the new policy on the mid-line to high-end automobile market, which our company focuses on, will be limited.

We also believe that the new policy presents new opportunities for us. The more intense competition will likely force secondary and less efficient dealers in Beijing to exit, which will accelerate industry consolidation and create more opportunities for Lentuo, given our leading market position in the Beijing market.  In addition, as consumers move towards higher-end automobile markets and related repair and maintenance expenses increase, we believe our dealerships will benefit from this trend as we offer a mix of popular mid-line and high-end brands and high quality after-market services.  Moreover, we will continue to proactively execute our previously announced growth strategy in pursuing geographical expansion beyond Beijing and increasing the revenue contribution from the higher margin automobile repair and maintenance services.  We believe such strategy will better position us in the more challenging new environment.

Lentuo’s management is currently closely monitoring this new regulatory development and evaluating the impact the new measures may have on our company’s business, financial condition, results of operations and prospects.  We will keep our shareholders informed of any further developments in this regard and their potential impact on our business once more details become available.  As a newly listed company on the New York Stock Exchange, Lentuo is fully committed to protecting its shareholders’ interests and meeting all challenges in the market.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China.  Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact Information

Lentuo International Inc.

Jiangyu Luo

Investor Relations Department: +1-646-328-2510

E-mail: luojiangyu@lentuo.net

ICR, LLC

Michael Tieu

Phone: +86-10-6583-7509

E-mail: michael.tieu@icrinc.com